EXPENSE LIMITATION AGREEMENT


AGREEMENT made this 26th day of February, 2004, by and between STI Classic Variable Trust (the "Trust"), a Massachusetts business trust, and Trusco Capital Management Inc. (the "Adviser") (together, the "Parties").

         The Adviser hereby agrees to waive its fee and/or reimburse expenses to the extent necessary to limit total operating expenses to the following level for a period of one year from the Effective Date (as defined herein) of this Agreement for the following fund:

         FUND                            TOTAL OPERATING EXPENSES
         ----                            ------------------------
         Growth and Income Fund          1.20%

         If at any point, before May 1, 2007, it becomes unnecessary for the Adviser to make reimbursements, the Adviser may retain the difference between the Total Annual Fund Operating Expenses of the Fund and its expense cap to recapture any of its prior reimbursements.

         The Trust acknowledges that the Adviser may engage in brokerage transactions using Fund assets with brokers who agree to pay a portion of the Fund's expenses, and that the Adviser's guarantee of Fund expense ratios takes into account these expense-limiting arrangements.

This Agreement shall be renewable at the end of each one-year period for an additional one-year period upon the written agreement of the Parties hereto.

         IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the day and year first written above and to become effective as of May 1, 2004 ("Effective Date").


STI CLASSIC VARIABLE TRUST               TRUSCO CAPITAL MANAGEMENT
                                         INC.


By: /s/ Cori Daggett                         By: /S/ Josie C. Rosson
   ----------------------------                 --------------------------------

Title: Vice President                        Title:  Vice President
      -------------------------                    -----------------------------